Exhibit 4.4

Greenpro, Inc.
9/F., Kam Chung Commercial Building, 19-21 Hennessy Road
Wanchai, Hong Kong

May 6, 2014

VIA EMAIL
Lee Chong Kuang

Re:    Amendment to the Greenpro, Inc. Note

Dear Mr. Lee:

Greenpro, Inc. (the “Company”) hereby seeks your consent to make certain amendments to the Promissory Note of the Company in the principal amount of $41,250 originally issued on August 12, 2013 (the “Note”) in the name of Lee Chong Kuang (“Lee”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Note.

1.           Amendment to the Note.  This Agreement amends and restates the first paragraph of the Note as follows:

“FOR VALUE RECEIVED, Greenpro, Inc., a Nevada corporation (the “Company”), hereby unconditionally promises to pay to Lee Chong Kuang (together with its registered assigns, the “Holder”) on August 12, 2014 (the “Maturity Date”) the principal sum of Forty-one Thousand Two Hundred and Fifty UNITED STATES DOLLARS (U.S.$41,250) (the “Principal”), and to pay to the Holder interest on the unpaid principal amount of this Note as provided in Article I hereof. ”

2.           Waiver of Defaults. Lee hereby (i) waives the Defaults as define in Section 5.1 of the Note in connection with the extension of the Maturity Date of the Note, and (ii) to release the Company from the obligations of such Defaults and to waive any claims against the Company in connection with such Defaults or the transactions contemplated hereby.

3.           No Other Changes.  Except as expressly set forth in this Agreement, all other provisions of the Note (as amended) shall remain in full force and effect.

4.           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.  Execution and delivery of this Agreement by facsimile transmission (including the delivery of documents in Adobe PDF format) shall constitute execution and delivery of this Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

5.           Governing Law.  This Agreement and the rights and obligations hereunder of each of the parties hereto shall be governed by, and interpreted and determined in accordance with, the law of the State of Nevada without giving effect to conflicts of laws principles.

6.           Conflicts.  To the extent that any term or provision of this Agreement conflicts with any term or provision of the Note, as amended, the term or provision of this Agreement shall control.

Very truly yours, Greenpro, Inc.

By:	/s/ Loke Che Chan, Gilbert
Name:	Loke Che Chan, Gilbert
Title:	Chief Financial Officer

TERMS AGREED TO:

/s/ Lee Chong Kuang
Name: Lee Chong Kuang